ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 20, 2024
Deborah L. O’Neal
Keith A. O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) AAM SLC Low Duration Income ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Ms. O’Neal and Mr. O’Connell:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 974 to the Trust’s Registration Statement on Form N-1A filed September 13, 2024 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.Within the Fund’s investment objective, it is noted that the Fund seeks to outperform “the Index.” Please clarify if the Fund intends to do so before or after expenses. This disclosure can be added to the Fund’s principal investment strategy section.
Response:    The Trust has revised the Fund’s investment objective as follows: “The AAM SLC Low Duration Income ETF (the “Fund”) seeks to outperform, after fees and expenses, the Bloomberg 1-3 Year Government/Credit Index (the “Index”) on a total return basis.”
Comment 2.Please submit a completed fee table and cost example at least one week prior to the effectiveness of the Registration Statement.
Response:    Please see the attached Appendix A to this letter for a completed fee table and expense example for the Fund.
Comment 3.Within the Fund’s principal investment strategy, please add disclosure detailing the duration of the Index.
Response:    The Trust revised the Fund’s principal investment strategy to remove the sentence that stated “the Fund will be duration neutral against the Index” and replaced it with the following: “SLC Management (“SLC or the “Sub-Adviser”) anticipates that the Fund’s estimated average portfolio duration will be three (3) years or less depending on market conditions.”
Comment 4.Please supplementally explain how the Fund’s duration is consistent with the term “low duration” in the Fund’s name.
Response:    The Trust notes that the FAQs to the 2001 Adopting Release of the Names Rule states that “A fund that uses a name suggesting that its bond portfolio has a particular duration, e.g., short, intermediate, or long, may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund's prospectus.”

As discussed in the response to Comment 3 above, the Fund’s estimated average portfolio duration will be three (3) years or less depending on market conditions. The Trust notes that this duration target is consistent with similar “low duration” registrants that are currently operating in the market.
Comment 5.Please revise the Fund’s principal investment strategy to include an 80% investment policy related to the term “income” pursuant to Rule 35d-1 (e.g., the Fund will invest at least 80% of its assets in income producing securities).
Response:    The Trust has revised the Fund’s disclosure to include the following 80% investment policy:
“Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in income producing securities.”
Comment 6.Please re-order the principal risks of the Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 7.With respect to the disclosure, “The basis for the Board’s approval of the Advisory Agreement will be available in the Fund’s first [Annual or Semi-Annual Report] to Shareholders” - please either revise the disclosure to indicate that these considerations will be available on the Fund’s website, or consider deleting the disclosure entirely.
Response:    In light of the SEC’s adopting release re: Conforming Amendments to Commission Rules and Forms, issued on November 7, 2024, the Registrant has deleted the sentence noted above and replaced it with the following:

A discussion regarding the basis for the Board’s approval of the Advisory Agreement will be available in the Fund’s Core Financial Statements dated April 30, 2025, which will be included in the Fund’s report filed on Form N-CSR and available on the Fund’s website.

Comment 8.With respect to the “Recent Events” disclosure in the Fund’s SAI, please consider adding language addressing the current conflicts in the Middle East.
Response:    The Trust has reviewed the “Recent Events” disclosure in the SAI to ensure that such disclosure includes all recent events that have had the most significant impact on the economies in which the Fund invests. To the extent the conflict in the Middle East impacts the economies in which the Fund invests to a more significant extent, the Trust will review and enhance this “Recent Events” disclosure at such time and as needed.

Comment 9.With respect to the “Sub-Adviser’s Past Performance” disclosure, please revise to clearly state that the performance returns shown are net of all actual expenses including sales loads.
Response:    The Trust revised the Fund’s disclosure to read:
All returns of the Low Duration Composite are presented after the deduction of all actual fees and expenses, including sales loads or placement fees (there were no such sales loads or placement fees applied to the Low Duration Composite accounts), investment advisory fees, brokerage commissions, fees and expenses of underlying investments, and execution costs paid by the composite accounts without provision for federal or state income taxes.
Comment 10.With respect to the “Sub-Adviser’s Past Performance” disclosure, please revise to include performance returns for the 1-, 5-, and 10-year (or since inception if less than 10-years) periods.
Response:    The Trust revised the Fund’s disclosure to include the following chart:

	1 Year	5 Year	Since Inception (August 31, 2015)
Low Duration Composite – Net	9.54%	2.89%	2.88%
Bloomberg U.S. 1-3 Year Gov/Credit Index Return (reflects no deduction for fees, expenses, or taxes)	7.19%	1.70%	1.71%
Comment 11.With respect to the “Sub-Adviser’s Past Performance” disclosure, please revise to indicate specifically who performed the verification of the performance returns presented and file, as an exhibit to the registration statement, a certification of the verification. Alternatively, the Trust can choose to remove the verification disclosure.
Response:    The Trust revised the Fund’s disclosure to remove reference to the verification of the performance returns.
Comment 12.With respect to the “Sub-Adviser’s Past Performance” disclosure, please represent to the Staff that the Trust has all records necessary to support the calculations of the past performance returns as required by Rule 204.
Response:    The Trust represents that it has all records necessary to support the calculations of the past performance returns.
Comment 13.With respect to the “Sub-Adviser’s Past Performance” disclosure, please add the Sub-Adviser’s name to this section of the Registration Statement.
Response:    The Trust revised the Fund’s disclosure to add the Sub-Adviser’s name to this section.

If you have any questions regarding the above response, please do not hesitate to contact me at josh.hinderliter@usbank.com.
Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President and Secretary

Appendix A

AAM SLC Low Duration Income ETF

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.39%
Distribution (12b-1) and/or Service Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.39%
Less: Fee Waiver and/or Expense Reimbursement	(0.24)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	0.15%
1 Estimated for the current fiscal year.
2 The Fund’s investment adviser has agreement to waive 0.24% of its management fees for the Fund up to $100 million of assets until at least December 31, 2025. This agreement may be terminated by the Fund’s Board of Trustees or the Adviser upon 60 days’ notice to the other party.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$15	$101